SECURITIES AND EXCHANGE COMMISSION
                                 Washington, D.C.
--------------------------------------------
             In the Matter of               :
EASTERN EDISON COMPANY                      :
   Brockton, Massachusetts                  :
BLACKSTONE VALLEY ELECTRIC COMPANY          :
   Lincoln, Rhode Island                    :
NEWPORT ELECTRIC CORPORATION                :
   Middletown, Rhode Island                 : Certificate of Notification
EUA SERVICE CORPORATION                     :     Pursuant to Rule 24
   Boston, Massachusetts                    :
EUA OCEAN STATE CORPORATION                 :
   Boston, Massachusetts                    :
MONTAUP ELECTRIC COMPANY                    :
   Boston, Massachusetts                    :
               (70-8713)                    :
(Public Utility Holding Company Act of 1935):
--------------------------------------------
     Eastern Edison Company ("Eastern Edison"), Blackstone Valley Electric Company ("Blackstone"), Newport Electric Corporation ("Newport"), EUA Service Corporation ("Service"), EUA Ocean State Corporation ("Ocean State") and Montaup Electric Company ("Montaup"), subsidiaries of Eastern Utilities Associates ("EUA"), a registered holding company, in accordance with the Orders of the Securities and Exchange Commission entered in the above matter on December 19, 1995 hereby certify pursuant to Rule 24 that they have issued and sold short term notes to banks as follows:


EASTERN EDISON COMPANY
Fleet Bank
      Week Ending          Total Borrowings          Range of Rates

       01/05/97               4,540,000              5.5000 - 7.2500
       01/12/97               1,825,000              5.4400 - 5.5000
       01/19/97               2,935,000              5.4400 - 5.6900

       02/09/97               3,130,000              5.4400 - 5.5600
       02/16/97               2,215,000              5.3800 - 5.5000
       02/23/97               6,670,000              5.3800 - 5.7500
       02/28/97               2,935,000              5.4400 - 5.6900

       03/02/97               2,935,000                  5.6900
       03/09/97               7,508,000              5.3800 - 5.6900
       03/16/97               2,998,000              5.3800 - 5.6300
       03/23/97               1,173,000              5.4400 - 5.6300
       03/30/97               1,355,000              5.8100 - 5.9400
       03/31/97               1,765,000                  6.5000

Bank of New York

       03/23/97               5,000,000              5.4100 - 5.6000


BLACKSTONE VALLEY ELECTRIC COMPANY
Fleet Bank
      Week Ending          Total Borrowings          Range of Rates

       01/05/97               3,235,000              5.5000 - 7.2500
       01/12/97               1,895,000              5.4400 - 5.5000
       01/19/97               1,620,000              5.4400 - 5.6900
       01/26/97                 615,000              5.4400 - 5.5600
       01/31/97               3,805,000              5.5600 - 5.8800

       02/02/97               3,805,000                  5.8100
       02/09/97               2,980,000              5.4400 - 5.5600
       02/16/97                 690,000              5.3800 - 5.5600
       02/23/97               1,515,000              5.3800 - 5.7500
       02/28/97                 535,000              5.4400 - 5.6900

       03/02/97                 535,000                  5.6900
       03/09/97               2,025,000              5.3800 - 5.6900
       03/16/97                 990,000              5.3800 - 5.6300
       03/23/97               2,295,000              5.4400 - 5.6300
       03/31/97                 500,000                  6.5000

Bank of New York
       01/26/97              10,800,000              5.4100 - 5.4700
       01/31/97               4,800,000              5.5400 - 5.7900

       02/02/97               4,800,000                  5.7900
       02/09/97               4,800,000              5.4100 - 5.6000
       02/16/97               4,800,000              5.3800 - 5.5400
       02/23/97               4,800,000              5.3500 - 5.6600
       02/28/97               3,455,000              5.4700 - 5.7200

       03/02/97               3,455,000                  5.6600
       03/09/97               3,455,000              5.4100 - 5.7200
       03/16/97               3,000,000              5.4100 - 5.6000
       03/23/97               3,000,000              5.4100 - 5.6000
       03/30/97               3,000,000              5.7200 - 5.9100
       03/31/97               3,000,000                  6.8000


EUA OCEAN STATE CORPORATION
Fleet Bank
      Week Ending          Total Borrowings          Range of Rates

       01/05/97               1,821,000              5.5000 - 7.2500
       01/12/97               1,831,000              5.4400 - 5.5000
       01/19/97               1,260,000              5.4400 - 5.6900
       01/26/97               2,180,000              5.4400 - 5.5600
       01/31/97               2,180,000              5.5600 - 5.8800

       02/02/97               2,180,000                  5.8100
       02/09/97               2,180,000              5.4400 - 5.5600
       02/16/97               1,615,000              5.3800 - 5.5600
       02/23/97               1,615,000              5.3800 - 5.7500
       02/28/97               1,615,000              5.4400 - 5.6900

       03/02/97               1,615,000                  5.6900
       03/09/97               2,360,000              5.3800 - 5.6900
       03/16/97               1,777,000              5.3800 - 5.6300
       03/23/97               1,907,000              5.4400 - 5.6300
       03/30/97               1,907,000              5.6900 - 5.9400
       03/31/97               1,907,000                  6.5000

NEWPORT ELECTRIC CORPORATION
Fleet Bank
      Week Ending          Total Borrowings          Range of Rates

       01/05/97               2,080,000              5.5000 - 7.2500
       01/12/97               1,405,000              5.4400 - 5.5000
       01/19/97               1,500,000              5.4400 - 5.6900
       01/26/97               7,145,000              5.4400 - 5.5600
       01/31/97               6,520,000              5.5600 - 5.8800

       02/02/97               6,520,000                  5.8100
       02/09/97               5,885,000              5.4400 - 5.5600
       02/16/97               5,035,000              5.3800 - 5.5600
       02/23/97               5,785,000              5.3800 - 5.7500
       02/28/97               5,150,000              5.4400 - 5.6900

       03/02/97               5,150,000                  5.6900
       03/09/97               4,865,000              5.3800 - 5.6900
       03/16/97               4,665,000              5.3800 - 5.6300
       03/23/97               4,270,000              5.4400 - 5.6300
       03/30/97               3,838,000              5.6900 - 5.9400
       03/31/97               3,838,000                  6.5000


     The foregoing borrowings were steps in the consummation of a series of transactions during the period ending March 31, 1997 in accordance with the terms and conditions of and for the purposes represented by, the joint application-declaration, as amended, as filed in said matter and the Orders with respect hereto.

                                 EASTERN EDISON COMPANY
                                 BLACKSTONE VALLEY ELECTRIC COMPANY
                                 NEWPORT ELECTRIC CORPORATION
                                 EUA SERVICE CORPORATION
                                 EUA OCEAN STATE CORPORATION
                                 MONTAUP ELECTRIC COMPANY


                                 By:  Clifford J. Hebert, Jr.
                                      Treasurer
Date:  May 2, 1997